SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: June 21, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
News Release

June 21, 2011
Ivanhoe Mines to receive US$502 million from Rio Tinto’s
exercise of all outstanding warrants to advance construction of Oyu Tolgoi copper-gold-silver mining complex in Mongolia
Rio Tinto’s stake in Ivanhoe Mines will increase to 46.5%
LONDON, ENGLAND — Ivanhoe Mines’ Chief Executive Officer Robert Friedland announced today that the company expects to receive US$502 million from Rio Tinto later today following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines.
Ivanhoe Mines received notification yesterday that Rio Tinto was exercising all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. Rio Tinto previously had committed to convert all the warrants to shares by January 2012.
The additional shares will increase Rio Tinto’s ownership stake in Ivanhoe Mines to 46.5% from the present 42.0%.
The US$502 million from the exercise of the warrants will be applied toward the accelerated, full-scale construction of the first phase of the Oyu Tolgoi copper-gold-silver complex in southern Mongolia. Following the receipt of the proceeds from the warrants, Ivanhoe Mines’ current consolidated cash balance will be approximately US$1.8 billion.
The Rio Tinto payment will be comprised of US$119.7 million for the purchase of 14.1 million Ivanhoe Mines shares at US$8.51 per share from the exercise of the remaining Series B Warrants; US$379.3 million for 40.2 million Ivanhoe Mines shares priced at US$9.43 per share from the Series C warrants; and CDN$2.5 million for 827,000 anti-dilution warrants.
The increased level of ownership will entitle Rio Tinto to nominate one additional director to the 14-member Ivanhoe Mines board, increasing to seven the total number of Ivanhoe directors nominated by Rio Tinto.
Rio Tinto’s investments in Ivanhoe Mines now total US$3.5 billion since 2006
Including proceeds from the warrants, Rio Tinto’s combined investment in Ivanhoe Mines since October 2006 will amount to US$3.5 billion through the purchase of shares, the exercise of warrants and a converted debt facility.
The maximum level of ownership interest in Ivanhoe Mines that Rio Tinto may achieve — through the exercise of its right to subscribe, from time to time, for additional Ivanhoe shares and permitted open-market purchases of common shares — is capped at 49% until the current standstill limitation expires on January 18, 2012.

Table: Present and potential Rio Tinto investments in Ivanhoe Mines and levels of ownership

	Investment	% interest
Item	(US$ billions)	in IVN
Total of Rio Tinto investments prior to June 2011 (1)	$3.0	42.0%
Exercise of remaining Series B warrants and Series C warrants (2 & 3)	$0.5	46.5%
Subscription right (4)	Up to approx. $0.6	48.5%
3.7 million shares purchased in open market (5)	$0.1	49.0%
Total potential Rio Tinto investment	Up to approx. $4.2	49.0%
(before Interim Funding Facility)

1.	Includes US$0.5 billion paid by Rio Tinto to Robert Friedland and Citibank. Rio Tinto purchased 10.0 million shares from Mr. Friedland at US$25.34 per share and 10.0 million shares from Citibank at US$25.34 per share and 1.5 million shares at US$13.88 per share. Ivanhoe Mines did not receive any proceeds from the transactions.

2.	Based on 710.2 million shares outstanding as of June 21, 2011, following the exercise of remaining warrants.

3.	Includes anti-dilution warrants previously issued to Rio Tinto.

4.	Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately US$0.6 billion of proceeds assumes a US$25.00 per share exercise price on all shares issuable under the subscription right.

5.	If acquired, the per-share purchase price will be based on the prevailing market price at the time of acquisition. For example, US$0.1 billion assumes a US$25.00 per share purchase price on all 3.7 million shares. Ivanhoe Mines will not receive any proceeds from the transactions.
Negotiations continuing for major Oyu Tolgoi project-finance package
Ivanhoe Mines is working with Rio Tinto to complete a major project-finance package of up to US$3.6 billion that Ivanhoe is negotiating with a group of international financial institutions, government credit agencies and commercial banks. The objective is to have the finance package in place later this year.
Rio Tinto also has committed to provide Ivanhoe Mines with an initial, non-revolving, interim funding facility of US$1.8 billion, should it be required, to sustain Oyu Tolgoi construction pending the finalization of the project financing. The interim funding facility ensures that Ivanhoe Mines would have the required financial resources to continue building the project without interruption and, if drawn upon, would be refinanced with funds to be provided under the project-finance package.
Construction at Oyu Tolgoi is continuing toward a projected peak level of activity that is expected to be reached during the third quarter of this year. Commissioning of the concentrator’s first production line is projected to begin in the second quarter of 2012 and commercial production is expected to be achieved in the first half of 2013.

About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman 1 604 688 5755
Media: Bob Williamson 1 604 331 9830
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the development and expected start of commissioning and commercial production of the Oyu Tolgoi Project and the exercise of warrants by Rio Tinto. When used in this document, the words such as “expected,” “intend,” “plan,” “advance” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 21, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary